March 21, 2005






By EDGAR and Hand Delivery


United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549-0405

Attention:    Ms. Gabrielle Maltis
              Staff Accountant


              RE:  BHP USA Retirement Savings Plan
                   Savings Plan for Hourly-Rated Employees of
                   BHP Copper Inc.
                   Forms 8-K filed March 10, 2005
                   File No. 1-9526

Dear Ms. Maltis:

         On behalf of BHP USA Retirement Savings Plan and Savings Plan for Hourly-Rated Employees of BHP Copper Inc. (the "Plans"), I am writing to respond to your letter dated March 17, 2005, with regard to the above-referenced filings.

         In compliance with Item 4.01 of Form 8-K and Item 304(a)(3), and in accordance with the SEC's comment, each of the Plans has today filed an amendment to its Form 8-K filing a letter from the former auditor to each Plan indicating the former auditor's agreement or disagreement with the statements in the Form 8-K filing as they pertain to the former auditor.

         KPMG, the former auditor of both Plans, reviewed each of the Form 8-K/As before filing. None of the disclosures contained in the original Form 8-Ks has been revised.

         Each of the Plans acknowledges that:

o each Plan is responsible for the adequacy and accuracy of the disclosure in its filings;

o staff comments or changes in disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

o the Plan may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                      Yours truly,


                                                      /s/ Howard Spiegel
                                                      Howard Spiegel

cc:   Robert H. Williams
      Skadden, Arps, Slate, Meagher & Flom (International)